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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 4)*



                           Baker Hughes Incorporated
--------------------------------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   057224107
--------------------------------------------------------------------------------
                                (CUSIP Number)

Scott Renwick                                            One East Wacker Drive
(312) 661-4520                                           Chicago, Illinois 60601
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                April 16, 1999
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
  -----------------------                                ---------------------
     CUSIP NO. 057224107                                    PAGE 2 OF 5 PAGES
  -----------------------                                ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Unitrin, Inc.
      95-4255452
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2    (a) _____
      (b) _____
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      See Item 3.
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            5,663,249

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          16,921,412
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          5,663,249
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          16,921,412
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      22,584,661

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      HC, CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 057224107                                      PAGE 3 OF 5 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Trinity Universal Insurance Company
      75-0620550
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2    (a) _____
      (b) _____
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      See Item 3.
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Texas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          16,921,412
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          16,921,412
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      16,921,412

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IC, CO
------------------------------------------------------------------------------

CUSIP No. 057224107                                           Page 4 of 5 Pages
                       Amendment No. 4 to Schedule 13D

     The information reported previously in Unitrin's Schedule 13D, dated August 10, 1998, as amended by Amendment No. 1 thereto, dated October 19, 1998, Amendment No. 2 thereto, dated March 22, 1999 and Amendment No. 3 thereto, dated March 29, 1999 (the "Previous 13D") is supplemented with the following information. Capitalized terms used below and not otherwise defined have the meanings given to such terms in the Previous 13D.

Item 4. Purpose of Transaction

     The filing persons have no plans or proposals which relate to items 4(b) through 4(j) of Schedule 13D. The filing persons presently intend to sell an indeterminate number of shares of Baker Hughes common stock in market transactions, subject to market conditions and other factors. Future investment considerations by the filing persons might or might not result in the acquisition of additional securities of Baker Hughes.

Item 5. Interest in Securities of the Issuer

     Unitrin reported in the Previous 13D that it had sole voting and dispositive power with respect to 9,160,749 shares of Baker Hughes common stock and shared voting and dispositive power with respect to 16,921,412 shares of Baker Hughes held by Unitrin's wholly-owned subsidiary, Trinity Universal Insurance Company ("Trinity"), resulting in total beneficial ownership, direct and indirect, of 26,082,161 shares.

     During the period beginning on March 30, 1999 and ending on April 16, 1999, Unitrin conducted a series of open market sales of Baker Hughes common stock in unsolicited brokerage transactions and otherwise in accordance with Rule 144 of the Securities and Exchange Commission. The average sale price for these transactions was approximately $24.53 per share. As a result of these transactions, Unitrin now has sole voting and dispositive power with respect to 5,663,249 shares of Baker Hughes common stock and shared voting and dispositive power with respect to 16,921,412 of such shares held by Trinity. Accordingly, Unitrin's total beneficial ownership, direct and indirect, of Baker Hughes common stock is 22,584,661 shares as of April 16, 1999.

CUSIP No. 057224107                                           Page 5 of 5 Pages


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:  April 19, 1999                        UNITRIN, INC.

                                              By:  /s/ Scott Renwick
                                                 -------------------------------
                                                 Scott Renwick
                                                 Secretary